Press release July 31, 2018

AllianzGI Convertible & Income Fund and AllianzGI Convertible & Income Fund II

Announce Final Results of Tender Offers for Outstanding Auction Rate Preferred Shares

NEW YORK, July 31, 2018 - Allianz Global Investors U.S. LLC (“AllianzGI U.S.”), the investment manager of AllianzGI Convertible & Income Fund (NYSE: NCV) and AllianzGI Convertible & Income Fund II (NYSE: NCZ) (each, a “Fund” and, together, the “Funds”), announced the final results of each Fund’s voluntary tender offer for its outstanding auction rate preferred shares (“ARPS”) (each, a “Tender Offer” and, together, the “Tender Offers”).

As previously announced in press releases issued on June 27, 2018 and July 27, 2018, the Funds conducted Tender Offers for up to 100% of each Fund’s outstanding ARPS, at a price equal to 94% of the ARPS’ per share liquidation preference of $25,000 per share (or $23,500 per share), plus any unpaid dividends accrued through the expiration date of each Tender Offer. The Tender Offers commenced on June 28, 2018 and following an extension announced on July 27, 2018, expired at 5:00 p.m., New York City time, on July 31, 2018.

The final results of the Tender Offers are provided in the table below.

Fund Name	Ticker Symbol	Preferred Shares	# of ARPS Tendered	% of Outstanding ARPS Tendered
AllianzGI Convertible & Income Fund	NCV	ARPS	5,349	37.46%
AllianzGI Convertible & Income Fund II	NCZ	ARPS	4,459	40.68%

All of the ARPS of each of NCV and NCZ that were not tendered remain outstanding.

In connection with the Tender Offers, each of the Funds entered into a liquidity agreement with State Street Bank and Trust Company (“State Street”), which allowed the Fund to borrow from State Street up to $265,000,000 (NCV) and $210,000,000 (NCZ), subject to various terms and conditions (which may be used to fund some or all of the ARPS redemptions).

American Stock Transfer & Trust Company, LLC serves as the Funds’ depositary agent and its affiliate, AST Funds Solutions, LLC, serves as information agent (together, “AST”) with respect to the Tender Offers. ARPS holders may obtain further information regarding the Tender Offers from AST by calling (877) 361-7967.

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For further information please contact:

Financial Advisors: (800) 926-4456

ARPS Holders: (877) 361-7967

Media Relations: Robin Pertusi

(212) 739-3172

Robin.Pertusi@allianzgi.com

About Allianz Global Investors:

Allianz Global Investors is a leading active asset manager with over 700 investment professionals* in 25 offices worldwide and managing more than $630 billion in assets for individuals, families and institutions.

Active is the most important word in our vocabulary. Active is how we create and share value with clients. We believe in solving, not selling, and in adding value beyond pure economic gain. We invest for the long term, employing our innovative investment expertise and global resources. Our goal is to ensure a superior experience for our clients, wherever they are based and whatever their investment needs.

Active is: Allianz Global Investors

Data as of March 31, 2018 (*as of December 31, 2017).

Disclosures

AllianzGI U.S., an indirect, wholly-owned subsidiary of Allianz Asset Management of America L.P., serves as the Funds’ investment manager and is a member of Munich-based Allianz Group.

Each Fund’s daily New York Stock Exchange closing market price for its common shares, net asset value per common share, as well as other information, including portfolio statistics and performance are available at https://us.allianzgi.com/closedendfunds or by calling the Funds’ shareholder servicing agent at (800) 254-5197.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

This material has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product.

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